Exhibit 99.1

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ARIS MINING REPORTS Q4 AND FULL YEAR 2025 RESULTS

2025 production above guidance mid-point, 2026 production expected to rise to 300,000–350,000 ounces

Vancouver, Canada, March 11, 2026 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE: ARIS) announces its financial and operating results for the three and twelve months ended December 31, 2025 (Q4 2025 and FY2025). All amounts are in U.S. dollars unless otherwise indicated.

2025 Financial Performance

●	2025 production of 256,503 ounces (oz) of gold, exceeding the guidance midpoint (230,000-275,000 oz), and a 22% increase from 210,955 oz in 2024.

●	2025 gold revenue of $909 million, up 82% from 2024.

●	Adjusted EBITDA[1] of $464 million, up 185% from 2024.

●	Adjusted net earnings of $241 million or $1.28/share, up 265% from $0.35/share in 2024.

●	Cash balance increased to $392 million as of December 31, 2025, up from $253 million at December 31, 2024. This increase primarily reflects:

o	+$322 million of cash flow from operations after sustaining capital and income taxes;

o	+$115 million of proceeds from the exercise of ARIS.WT.A warrants (July 2025 expiry); and

o	+$13 million of proceeds from the sale of the Juby Gold Project; partially offset by

o	-$77 million of debt repayment and servicing;

o	-$60 million cash used for the Q4 2025 acquisition of the remaining 49% interest in Soto Norte; and

o	-$196 million invested in growth capital.

●	Net debt reduced to $86 million, down from $241 million at year-end 2024.

Neil Woodyer, Chair and CEO, commented “During 2025, our operations generated $322 million of cash flow after sustaining capital and income taxes, fully funding our growth and expansion initiatives. After these investments, we generated $127 million in net cash flow, demonstrating the strong underlying cash generation of the business.

At Segovia, the ramp-up of the second mill is progressing well and contributed to record financial results during the year. At Marmato, development in the Bulk Mining Zone is ahead of schedule, materially reducing execution risk as we advance construction of the new carbon-in-pulp (CIP) processing facility, which remains on schedule for first gold in Q4 2026.

We also advanced our longer-term growth, completing the Soto Norte Prefeasibility Study (PFS) and the Toroparu Preliminary Economic Assessment (PEA) in September and October 2025, respectively. We remain on track to submit the environmental license application for Soto Norte in Q2 2026, while advancing Toroparu toward completion of its Prefeasibility Study in the second half of 2026 and a potential construction decision in early 2027.

With record revenue, operating cash flow and earnings since Aris Mining’s formation in September 2022, we enter 2026 in a strong financial position and well placed to continue executing our growth strategy.”

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	Q4 2025	Q3 2025	FY2025	FY2024
Gold production (oz), total	69,852	73,236	256,503	210,955
Gold sold (oz), total	71,717	73,001	260,023	210,616
Segovia – AISC, Owner Mining ($/oz sold)	$1,662	$1,452	$1,534	$1,486
Segovia – CMP AISC Sales Margin[2]	46%	44%	44%	36%
EBITDA	$120.4M	$96.5M	$288.1M	$147.5M
Adjusted EBITDA	$168.0M	$131.1M	$464.4M	$163.1M
Net earnings (loss)[3]	$50.9M or $0.25/share	$42.0M or $0.21/share	$78.3M or $0.42/share	$24.6M or $0.16/share
Adjusted earnings	$94.1M or $0.46/share	$71.8M or $0.36/share	$240.9M or $1.28/share	$55.9M or $0.35/share

2025 Operational Performance

●	Marmato produced 28,741 oz, a 23% increase over 2024 and above the 2025 guidance range (20,000-25,000 oz), supported by stable throughput and higher average gold grades. The 2025 results reflect the operating capacity of the existing flotation plant. Throughput is expected to increase materially upon commissioning of the new CIP plant later this year.

●	Segovia produced 227,762 oz, a 21% increase over 2024 and achieving the 2025 guidance range (210,000-250,000). The 2025 performance reflects gold grades of 9.82 g/t, gold recoveries of 96.1%, and a 17% increase in tonnes milled compared to 2024, driven by the installation of a second ball mill in June 2025.

o	AISC margin increased to $420.8 million, up 158% from 2024.

o	Owner-operated Mining AISC was $1,534/oz compared to $1,486/oz in 2024, within the full-year 2025 guidance range of $1,450 to $1,600/oz.

o	Contract Mining Partner (CMP) sourced gold delivered an AISC sales margin of 44%, exceeding the full-year 2025 guidance range of 35% to 40%.

o	Total AISC of $1,705/oz compared to $1,507/oz in 2024. The 2025 results reflect disciplined cost control in owner-mining at $1,534/oz (up 3.2% over 2024). AISC for CMPs was $1,973/oz (up 29% over 2024), primarily reflecting the gold-price-linked purchase formula during a period when realized gold prices increased 48%.

Figure 1: Strong AISC Margin Growth ($ million) – Segovia

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Figure 2: Total AISC and Realized Gold Price Trends ($/oz) – Segovia

Total Segovia Operating Information	Q4 2025	Q3 2025	FY2025	FY2024
Average realized gold price ($/oz sold)	$4,237	$3,494	$3,526	$2,378
Tonnes milled (t)	201,060	219,550	755,720	644,854
Average gold grade processed (g/t)	10.10	9.87	9.82	9.41
Gold produced (oz)	63,137	65,549	227,762	187,583
Gold sold (oz)	64,456	65,580	231,177	187,122
AISC – ($/oz sold), Owner Mining & CMPs	$1,891	$1,641	$1,705	$1,507
AISC margin ($M)	$151.3	$121.5	$420.8	$163.0

Segovia by Segment	Q4 2025	Q3 2025	FY2025	FY2024

Owner Mining
Gold sold (oz)	40,260	40,984	140,892	93,729
AISC – ($/oz sold)	$1,662	$1,452	$1,534	$1,486
AISC margin ($M)	$102.7	$83.1	$280.7	$83.9

CMPs[2]
Gold sold (oz)	24,196	24,596	90,285	93,393
AISC – ($/oz sold)	$2,270	$1,955	$1,973	$1,527
AISC sales margin (%)	46%	44%	44%	36%
AISC margin ($M)	$48.6	$38.4	$140.2	$79.1

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Corporate and Project Development Highlights

●	Strong cash generation funding growth:

o	Operations generated $322.1 million in cash flow after sustaining capital and income taxes in 2025, fully funding all growth and expansion initiatives. After expansion capital, Aris Mining generated $126.5 million in net cash flow. See the cash-flow summary in the following sections for additional cash flow analysis.

●	2026 Production and Cost Guidance[4]:

o	Aris Mining expects consolidated gold production in 2026 to range between 300,000 and 350,000 oz, with production weighted toward the second half of the year. The increase reflects higher expected production at Segovia and the start of production from the new Marmato CIP plant.

o	At Segovia, gold production is expected to increase to between 265,000 and 300,000 ounces, up from the 227,762 ounces produced in 2025 and supported by higher mill feed from both owner-operated mining and CMP sourced material.

o	At Marmato, gold production is expected to increase to between 35,000 and 50,000 ounces, up from the 28,741 ounces in 2025. Production will be back-end weighted driven by the commissioning of the CIP plant, with first gold from the new plant expected in Q4 2026.

Operation	Segovia	Marmato	Consolidated
Gold production (koz)	265 - 300	35 - 50	300 - 350
Cash cost (US$/oz) – Owner mining	$1,150 to $1,250	To be provided following CIP plant commercial production
AISC (US$/oz) – Owner mining	$1,700 to $1,800
AISC sales margin – CMPs[2]	35% - 40%

●	Marmato construction advancing:

o	Development of the new underground decline to the Bulk Mining Zone is currently 60% complete (over 1,000 metres advanced) and is scheduled for completion in Q3 2026, ahead of CIP plant commissioning in Q4 2026. The new decline will significantly improve access and haulage efficiency, enabling higher mining rates and lower costs as processing capacity expands.

o	The new decline has advanced beyond the connection point to the underground crosscut, with completion of the crosscut expected in April 2026. This horizontal development, connecting the upper part of the Bulk Mining Zone with the main decline, will establish an additional access and ventilation pathway, facilitate ore and waste haulage between existing and new infrastructure, and support the initial ramp up of mine production.

o	The main civil, mechanical, and electrical works are advancing, with foundations for the mills, tailings thickener, and leach and CIP tanks completed.

o	Construction of underground workshops and ore storage, main pump station and field offices will begin in Q2 2026.

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o	Subsequent to December 31, 2025, the Company received the $40 million instalment deposit under its precious metals stream financing following achievement of the 50% completion milestone. The proceeds will be recognized in the first quarter of 2026. The remaining $42 million instalment deposit is payable upon achievement of the 75% completion milestone.

o	During most of 2026, owner mining rates are expected to average approximately 900 tonnes per day (tpd), reflecting the throughput capacity of the existing flotation plant, sourced primarily from ore development and stopes in the Bulk Mining Zone.

o	Aris Mining plans to exit 2026 operating the 5,000 tpd design capacity CIP plant at approximately 3,000 tpd. Production is expected to increase through 2027, with throughput increasing to approximately 4,000 tpd by mid-2027 and reaching the full 5,000 tpd design capacity by the end of 2027 when the paste backfill plant is fully commissioned.

●	Toroparu Project (100% owned, Guyana):

o	Aris Mining initiated a PFS last year, targeted for completion in 2026, to advance Toroparu toward a construction decision in early 2027.

o	The Company commenced select pre-construction activities, which includes building a bridge at the Puruni river crossing and ongoing road construction.

o	Preliminary Economic Assessment (PEA) completed in October 2025, outlining an attractive project with an after-tax NPV5% of $1.8 billion, IRR of 25%, and 3.0-year payback at an assumed gold price of $3,000/oz.[5]

●	Soto Norte Project (100% owned, Colombia):

o	Aris Mining is finalizing the required studies to apply for an environmental license in Q2 2026 for the development of Soto Norte.

o	Prefeasibility Study (PFS) completed in September 2025, demonstrating robust economics with an after-tax NPV5% of $2.7 billion, IRR of 35%, and 2.3-year payback at an assumed gold price of $2,600/oz.[6]

o	Strong leverage to higher gold prices, at $3,000/oz the NPV5% increases to $3.3 billion with IRR of 40%.

o	The PFS incorporates industry-leading environmental and social design features, including the integration of local community miners – 750 tpd (over 20% of Soto Norte’s 3,500 tpd processing capacity) has been dedicated to local contract mining partners.

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Q4 2025 Conference Call Details

Management will host a conference call on Thursday, March 12, 2026, at 6:00 am PT / 9:00 am ET / 2:00 pm GMT to discuss the results.

Participants may gain expedited access to the conference call by registering at Diamond Pass Registration. Once registered, call-in details will be displayed on screen which can be used to bypass the operator and avoid the call queue. Registration will remain open until the end of the live conference call.

Webcast

●	Link: Webcast | Q4 2025 Conference Call

Conference Call

●	Toll-free North America: +1-833-821-0197

●	International: +1-647-846-2328

Audio Recording

●	After the call, an audio recording will be available via telephone until end of day March 19, 2026

●	Toll-free in the US and Canada: +1-855-669-9658

●	International: +1-412-317-0088; and using the access code: 3500393

A replay of the event will be archived at Events & Presentations - Aris Mining Corporation.

Aris Mining's Condensed Consolidated Interim Financial Statements for the three and twelve months ended December 31, 2025 and 2024 and related MD&A are available on SEDAR+, in the Company’s filings with the U.S. Securities and Exchange Commission (the SEC) and in the Financials section of Aris Mining's website here. Hard copies of the financial statements are available free of charge upon written request to info@aris-mining.com.

About Aris Mining

Aris Mining is a Canadian gold mining company focused on South America. The Company operates the Segovia and Marmato underground gold mines in Colombia, which together produced approximately 257,000 ounces of gold in 2025. Aris Mining is listed on the TSX and NYSE under the symbol ARIS.

Expansion projects underway at Segovia and Marmato are expected to increase production to approximately 500,000 ounces of gold per year, driven by the ramp-up at Segovia following the installation of the second mill, which was completed in June 2025, and construction of the new Marmato bulk mine and CIP plant, with first gold expected in Q4 2026.

Aris Mining’s existing portfolio supports a longer-term objective of approximately 1 million ounces of annual gold production7. Key projects include the high-grade Soto Norte gold project in Colombia, where environmental studies are being finalized for submission in Q2 2026 to initiate the licensing process, and the Toroparu gold project in Guyana, where a Prefeasibility Study is in progress and a construction decision is expected in early 2027.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

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Endnotes

1. All references to adjusted earnings, EBITDA, adjusted EBITDA, growth capital investment, cash flow after sustaining capital and income taxes, cash costs ($ per oz) and AISC ($ per oz) are non-GAAP financial measures in this document. These measures are intended to provide additional information to investors. They do not have any standardized meanings under IFRS, and therefore may not be comparable to other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-GAAP Measures section in this document for a reconciliation of these measures to the most directly comparable financial measure disclosed in the Company’s financial statements.

2. Aris Mining operates its own mines and contracts with community-based mining partners, referred to as Contract Mining Partners (CMPs), to increase total gold production. Some partners work within Aris Mining’s infrastructure, while others manage their own mining operations on Aris Mining’s titles using their own infrastructure. In addition, Aris Mining purchases high grade mill feed from third-party contractors operating off-title, which further optimizes production and increases operating margins.

3. Net earnings represents net earnings attributable to owners of the company, as presented in the annual and interim financial statements for the relevant period.

4. 2026 cash cost and All in sustaining cost (AISC) forecasts are based on a gold price of US$4,400/oz and USD to Colombian peso exchange rate of 3,800.

5. See technical report dated October 28, 2025 and entitled “NI 43-101 Technical Report Preliminary Economic Assessment for the Toroparu Project Cuyuni-Mazaruni Region, Guyana”. Note that this PEA is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

6. See technical report dated September 3, 2025 and entitled “NI 43-101 Technical Report Prefeasibility Study for the Soto Norte Project, Santander, Colombia.”

7. Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment and is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. Such production also remains subject to obtaining all necessary permits for both Soto Norte and Toroparu.

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Fourth quarter consolidated income statement

	Three months ended December 31,
	2025	2024
Revenue	$ 308,565	$ 151,076

Cost of sales	(124,365)	(83,189)
Depreciation and depletion	(16,809)	(9,530)
Social contributions	(9,326)	(4,228)
Income from mining operations	158,065	54,129

General and administrative costs	(6,878)	(8,084)
Loss from investments in associates	14	(14)
Share-based compensation	(20,663)	483
Other expenses	(6,447)	(1,116)
Income from operations	124,091	45,398

Gain (loss) on financial instruments	(3,058)	6,561
Loss on settlement of deferred revenue	(4,990)	—
Finance income	4,353	1,606
Finance costs	(10,431)	(21,165)
Foreign exchange gain (loss)	(12,446)	5,113
Income before income tax	97,519	37,513

Income tax (expense) recovery
Current	(46,742)	(16,987)
Deferred	311	23
Net income	$ 51,088	$ 20,549
Net income attributable to:
Owners of the Company	$ 50,863	$ 21,687
Non-controlling interest	225	(1,138)
	$ 51,088	$ 20,549
Earnings per share attributable to owners of the Company – basic	$ 0.25	$ 0.13
Weighted average number of outstanding common shares – basic	203,245,172	170,900,890

Earnings per share attributable to owners of the Company – diluted	$ 0.25	$ 0.02
Weighted average number of outstanding common shares – diluted	206,592,928	173,046,985

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Fourth quarter consolidated statement of cash flows

	Three months ended December 31,

	2025	2024
Operating Activities
Net income	$ 51,088	$ 20,548
Adjusted for the following items:
Depreciation and depletion	17,507	8,693
Loss from investments in associates	(14)	13
Share-based compensation	20,663	(483)
Finance costs	10,431	21,165
Loss on financial instruments	3,058	(6,561)
Amortization of deferred revenue and cumulative catch-up	(2,210)	(1,042)
Unrealized foreign exchange loss (gain)	9,396	(6,829)
Income tax expense	46,431	16,964
Loss on settlement of deferred revenue	4,990	—
Other	862	2,749
Payment of Deferred Share Units and Performance Share Units	—	1
Settlement of Soto Norte Project PMPA	(10,000)	—
Precious metal stream deposit received	—	40,016
Changes in non-cash operating working capital items	8,260	29,002
Operating cash flows before taxes	160,462	124,236
Income taxes paid	(21,686)	(25,152)
Net cash provided by operating activities	138,776	99,084
Investing Activities
Additions to mining interests, plant and equipment	(85,045)	(47,882)
Contributions to investment in associates	—	(1)
Purchase of Denarius marketable securities	(1,429)	—
Capitalized interest paid (net)	(7,964)	(3,959)
Net cash used in investing activities	(94,438)	(51,842)
Financing Activities
Acquisition of 49% interest in Soto Norte Project	(50,000)	—
Repayment of Gold Notes	(4,064)	(3,695)
Repayment of Senior Notes 2026	—	(305,157)
Net proceeds from Senior Notes 2029	—	441,294
Payment of lease obligations	(1,198)	(594)
Interest paid	(18,000)	(5,582)
Proceeds from exercise of stock options and warrants, net of issuance costs	3,462	1,427
Net cash provided by financing activities	(69,800)	127,693
Impact of foreign exchange rate changes on cash and equivalents	(545)	(2,704)
Increase in cash and cash equivalents	(26,007)	172,231
Cash and cash equivalents, beginning of period	417,881	80,304
Cash and cash equivalents, end of period	$ 391,874	$ 252,535

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Cash costs & all-in sustaining cost per ounce

	For the three months ended,				Years ended,

Segovia	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2025	Dec 31, 2024
Total gold sold (ounces)	64,456	65,580	53,751	47,390	231,177	187,122
Cost of sales[1]	103,043	93,249	76,719	67,091	340,102	254,879
Less: materials and supplies inventory provision[1]	(1,174)	—	—	—	(1,174)	(965)
Less: royalties[1]	(8,598)	(7,532)	(5,539)	(4,519)	(26,188)	(13,934)
Add: by-product revenue[1]	(5,828)	(4,116)	(2,798)	(3,073)	(15,815)	(10,153)
Total cash costs	87,443	81,601	68,382	59,499	296,925	229,827
Add: royalties[1]	8,598	7,532	5,539	4,519	26,188	13,934
Add: social programs[1]	9,168	7,787	5,177	4,061	26,193	12,766
Add: sustaining capital expenditures	16,654	10,686	11,284	6,336	44,960	25,395
Total AISC	121,863	107,606	90,382	74,415	394,266	281,922
AISC per ounce sold	$1,891	$1,641	$1,681	$1,570	$1,705	$1,507
Marmato
Total gold sold (ounces)	7,261	7,421	7,273	6,891	28,846	23,494
Cost of sales[1]	21,322	20,443	17,255	15,384	74,404	59,880
Less: materials and supplies inventory provision	(254)	—	—	—	(254)	(225)
Less: royalties[1]	(2,223)	(2,555)	(2,044)	(1,840)	(8,662)	(4,959)
Add: by-product revenue[1]	(1,493)	(543)	(427)	(313)	(2,776)	(1,133)
Total cash costs	17,352	17,345	14,784	13,231	62,712	53,563
Add: royalties[1]	2,223	2,555	2,044	1,840	8,662	4,959
Add: social programs[1]	158	437	385	273	1,253	1,667
Add: sustaining capital expenditures	2,192	1,524	1,426	733	5,875	3,475
Total AISC	21,925	21,861	18,639	16,077	78,502	63,664
Consolidated
Total gold sold (ounces)	71,717	73,001	61,024	54,281	260,023	210,616
Cost of sales[1]	124,365	113,692	93,974	82,475	414,506	314,759
Less: materials and supplies inventory provision	(1,428)	—	—	—	(1,428)	(1,190)
Less: royalties[1]	(10,821)	(10,087)	(7,583)	(6,359)	(34,850)	(18,893)
Add: by-product revenue[1]	(7,321)	(4,659)	(3,225)	(3,386)	(18,591)	(11,286)
Total cash costs	104,795	98,946	83,166	72,730	359,637	283,390
Add: royalties[1]	10,821	10,087	7,583	6,359	34,850	18,893
Add: social programs[1]	9,326	8,224	5,562	4,334	27,446	14,433
Add: sustaining capital expenditures	18,846	12,210	12,710	7,069	50,835	28,870
Total AISC	143,788	129,467	109,021	90,492	472,768	345,586

1.	As presented in the Financial Statements and notes thereto for the respective periods

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All-in sustaining cost per ounce – business units (Segovia)

	For the three months ended,					Years ended,

Segovia - Owner Mining	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Total gold sold (ounces)	40,260	40,984	32,685	26,963	28,149	140,892	93,729
Cost of sales[1]	52,773	48,502	39,532	34,799	34,518	175,606	121,450
Less: inventory provision	(895)	—	—	—	(717)	(895)	(717)
Less: royalties[1]	(5,689)	(5,000)	(3,605)	(2,783)	(2,754)	(17,077)	(8,151)
Add: by-product revenue[1]	(3,610)	(2,566)	(1,714)	(1,748)	(1,727)	(9,639)	(7,540)
Total cash costs	42,578	40,936	34,213	30,268	29,320	147,995	105,042
Add: royalties[1]	5,689	5,000	3,605	2,783	2,754	17,077	8,151
Add: social programs[1]	6,058	5,155	3,366	2,501	2,558	17,080	7,468
Add: sustaining Capital	12,601	8,430	8,511	4,397	4,386	33,939	18,620
Total AISC	66,926	59,521	49,695	39,949	39,018	216,091	139,281
AISC per ounce sold	$1,662	$1,452	$1,520	$1,482	$1,386	$1,534	$1,486

Segovia - CMPs
Total gold sold (ounces)	24,196	24,596	21,066	20,427	22,260	90,285	93,393
Cost of sales[1]	50,271	44,747	37,187	32,292	33,560	164,496	133,429
Less: inventory provision	(279)	—	—	—	(248)	(279)	(248)
Less: royalties[1]	(2,909)	(2,532)	(1,934)	(1,736)	(1,588)	(9,111)	(5,783)
Add: by-product revenue[1]	(2,218)	(1,550)	(1,084)	(1,325)	(581)	(6,176)	(2,613)
Total cash costs	44,865	40,665	34,169	29,231	31,143	148,930	124,785
Add: royalties[1]	2,909	2,532	1,934	1,736	1,588	9,111	5,783
Add: social programs[1]	3,110	2,632	1,811	1,560	1,505	9,113	5,298
Add: sustaining capital	4,053	2,256	2,773	1,939	1,607	11,021	6,775
Total AISC	54,937	48,085	40,687	34,466	35,843	178,175	142,641
AISC per ounce sold	$2,270	$1,955	$1,931	$1,687	$1,610	$1,973	$1,527
Segovia - Combined
Total gold produced (ounces)	63,137	65,549	51,527	47,549	51,477	227,762	187,583
Total gold sold (ounces)	64,456	65,580	53,751	47,390	50,409	231,177	187,122
Gold revenue	273,127	229,116	177,551	135,310	133,159	815,104	444,925
Avg realized gold price ($/oz sold)	$4,327	$3,494	$3,303	$2,855	$2,642	$3,526	$2,378
Cost of sales[1]	103,043	93,249	76,719	67,091	68,078	340,102	254,879
Less: inventory provision	(1,174)	—	—	—	(965)	(1,174)	(965)
Less: royalties[1]	(8,598)	(7,532)	(5,539)	(4,519)	(4,342)	(26,188)	(13,934)
Add: by-product revenue[1]	(5,828)	(4,116)	(2,798)	(3,073)	(2,308)	(15,815)	(10,153)
Total cash costs	87,443	81,601	68,382	59,499	60,463	296,925	229,827
Add: royalties[1]	8,598	7,532	5,539	4,519	4,342	26,188	13,934
Add: social programs[1]	9,168	7,787	5,177	4,061	4,063	26,193	12,766
Add: sustaining capital	16,654	10,686	11,284	6,336	5,993	44,960	25,395
Total AISC	121,863	107,606	90,382	74,415	74,861	394,266	281,922
AISC per ounce sold	$1,891	$1,641	$1,681	$1,570	$1,485	$1,705	$1,507
AISC Margin	151,264	121,510	87,169	60,895	58,298	420,838	163,003

1. As presented in the Financial Statements and notes thereto for the respective periods

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Operating free cash flow and free cash flow after growth and expansion capital

	Three months ended,				Year ended,

($’000)	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2025	Dec 31, 2024
Operating cash flows before taxes	160,462	118,946	123,963	51,882	455,253	179,591
Adjusting Items:
Precious metal stream deposit settled (received)	10,000	—	—	—	10,000	(40,016)
Finance income	(4,353)	(2,437)	(3,474)	(2,336)	(12,600)	(6,894)
Impact of FX on cash and cash equivalents	(545)	1,450	925	768	2,598	(5,845)
Adjusted operating cash flows before taxes	165,564	117,959	121,414	50,314	455,251	126,836

Less: Income taxes paid	(21,686)	(13,228)	(42,244)	(5,121)	(82,279)	(38,354)
Adjusted net cash provided by operating activities	143,878	104,731	79,170	45,193	372,972	88,482

Less: Sustaining capital	(18,389)	(11,858)	(12,287)	(6,589)	(49,123)	(27,044)
Less: Sustaining lease payments	(457)	(352)	(423)	(480)	(1,712)	(1,826)
Cash flow from operations after sustaining capital and income taxes	125,032	92,521	66,460	38,124	322,137	59,612

Less: Growth and expansion capital	(67,735)	(48,136)	(36,745)	(43,010)	(195,626)	(168,387)
Free cash flow after growth and expansion capital	57,297	44,385	29,715	(4,886)	126,511	(108,775)

Additions to mineral interests, plant and equipment

($’000)	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025
Sustaining capital
Segovia	16,197	10,334	10,861	5,856
Marmato	2,192	1,524	1,426	733
Total Sustaining Capital	18,389	11,858	12,287	6,589
Non-sustaining capital
Marmato	43,562	31,369	23,628	29,661
Segovia	16,161	9,618	6,930	6,368
Soto Norte Project and other	4,885	3,879	3,446	4,570
Toroparu Project	3,127	3,270	2,741	2,411
Total (Growth Capital Investment)	67,735	48,136	36,745	43,010
Additions to mining interest, plant and equipment[1]	86,124	59,994	49,032	49,599

1. As presented in the Annual and Interim Financial Statements and notes for the respective periods.

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Earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA

($000s)	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025
Earnings (loss) before tax[1]	97,519	76,094	12,258	21,220
Add back:
Depreciation and depletion[1]	16,809	13,459	11,929	10,734
Finance income[1]	(4,353)	(2,437)	(3,474)	(2,336)
Interest and accretion[1]	10,431	9,390	10,833	10,037
EBITDA	120,406	96,506	31,546	39,655
Add back:
Share-based compensation[1]	20,663	9,497	8,136	3,784
(Income) loss from equity accounting in investee[1]	(14)	—	—	14
(Gain) loss on financial instruments[1]	3,058	6,385	50,737	16,628
Loss on disposal of mining interest and PPE[1]	—	3,200	—	—
Loss on settlement of deferred revenue[1]	4,990	—	—	—
Other (income) expense[1]	6,447	1,961	1,090	535
Foreign exchange (gain) loss[1]	12,446	13,520	7,224	5,997
Adjusted EBITDA	167,996	131,069	98,733	66,613

1 As presented in the Annual and Interim Financial Statements and notes for the respective periods.

($000s)	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024
Earnings (loss) before tax[1]	37,513	13,603	17,904	10,310
Add back:
Depreciation and depletion[1]	9,530	9,019	8,082	7,519
Finance income[1]	(1,606)	(1,351)	(1,691)	(2,246)
Interest and accretion[1]	21,165	6,493	6,496	6,803
EBITDA	66,602	27,764	30,791	22,386
Add back:
Share-based compensation[1]	(483)	2,533	1,373	1,842
(Income) loss from equity accounting in investee[1]	14	17	2,301	551
(Gain) loss on financial instruments[1]	(6,561)	12,842	6,144	3,742
Other (income) expense[1]	1,116	(428)	2,681	—
Foreign exchange (gain) loss[1]	(5,113)	311	(7,211)	(108)
Adjusted EBITDA	55,575	43,039	36,079	28,413

1 As presented in the Annual and Interim Financial Statements and notes for the respective periods.

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Adjusted net earnings and adjusted net earnings per share

($000s except shares amount)	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025
Basic weighted average shares outstanding	203,245,172	199,171,052	179,836,208	171,622,649
Net earnings (loss)[1]	50,863	42,011	(16,897)	2,368
Add back:
Share-based compensation[1]	20,663	9,497	8,136	3,784
(Income) loss from equity accounting in investee[1]	(14)	—	—	14
(Gain) loss on financial instruments[1]	3,058	6,385	50,737	16,628
Loss on disposal of mining interest and PPE[1]	—	3,200	—	—
Loss on settlement of deferred revenue[1]	4,990	—	—	—
Other (income) expense[1]	6,447	1,961	1,090	535
Foreign exchange (gain) loss[1]	12,446	13,520	7,224	5,997
Income tax effect on adjustments	(4,356)	(4,732)	(2,528)	(2,099)
Adjusted net earnings	94,097	71,842	47,762	27,227
Adjusted net earnings per share – basic ($/share)	0.46	0.36	0.27	0.16

1 As presented in the Annual and Interim Financial Statements and notes for the respective periods.

($000s except shares amount)	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024
Basic weighted average shares outstanding	170,900,890	169,873,924	151,474,859	138,381,653
Net earnings (loss)	21,687	(2,074)	5,713	(744)
Add back:
Share-based compensation[1]	(483)	2,533	1,373	1,842
(Income) loss from equity accounting in investee[1]	14	17	2,301	551
(Gain) loss on financial instruments[1]	(6,561)	12,842	6,144	3,742
Other (income) expense[1]	1,116	(428)	2,681	—
Loss on extinguishment of Senior Notes	11,463	—	—	—
Foreign exchange (gain) loss[1]	(5,113)	311	(7,211)	(108)
Income tax effect on adjustments	2,536	(109)	1,738	78
Adjusted net earnings	24,659	13,092	12,739	5,361
Adjusted net earnings per share – basic ($/share)	0.14	0.08	0.08	0.04

1 As presented in the Annual and Interim Financial Statements and notes for the respective periods.

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Qualified Person and Technical Information

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this news release.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the Company’s ability to deliver on its 2026 objectives, 2026 production and cost guidance, Segovia guidance, updates and timing for completion and first gold pour at the Bulk Mining Zone, the expected benefit from the Segovia expansion, the Company’s longer-term growth outlook, the timeline for environmental studies for the Soto Norte Project, the timeline for a Prefeasibility Study and construction decision for the Toroparu Project, the objective of reaching 1 million ounces of production, are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

This news release contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about the Company’s prospective financial performance, financial position or cash flows, all of which are subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this Annual Information Form. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.